

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2013

Via E-mail
Michael M. Garland
President and Chief Executive Officer
Pattern Energy Group Inc.
Pier 1, Bay 3
San Francisco, CA 94111

> **Re: Pattern Energy Group Inc.**
> **Amendment No. 3 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted April 24, 2013**
> **CIK No. 0001561660**

Dear Mr. Garland:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Cash Dividend Policy

Forecasted Cash Available for Distribution for the Fiscal Years Ending December 31, 2013 and 2014, page 47

1. Your response to comment 3 in our letter dated February 13, 2013 indicated that you would include a tax provision within your forecast when the registration statement was updated to include financial information for the year ended December 31, 2012. Please tell us why this was not done. Additionally, you stated that you would also remove footnote (1) to the forecast and footnote (a) to the reconciliation to Adjusted EBITDA. Please explain or revise.

Index to Financial Statements

Combined Statements of Cash Flows, page F-13

2. We note your presentation of the receipt of Section 1603 investment tax credit cash grants within the financing activities section of your statement of cash flows, and your disclosure on page F-16 that you record the receipt of U.S. Treasury grant proceeds as a deduction from the carrying amount of the related asset. Please explain to us in detail your basis for including these proceeds within the financing activities section of the statement of cash flows. Please cite relevant GAAP including industry practice with respect to such grants.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703, or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director